EXHIBIT 99.11

Central Gold–Trust

1st Quarter Report

March 31, 2005

Central Gold–Trust

The Role of Central Gold–Trust

To serve investors as “The Gold Bullion Trust”™.
To hold gold bullion on a secure basis for the convenience of investors.

Investment Policies & Restrictions	The Declaration of Trust requires that at least 90% of Gold–Trust’s assets be invested in physical gold bullion at all times. This cannot be changed without the approval of Unitholders.

Gold–Trust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards	Gold bullion is stored on a segregated and insured basis in the underground treasury vaults of the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Bank may not release any physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of Gold–Trust.

Bullion holdings and bank vault security are inspected annually and spot inspected periodically by Trustees and/or officers of Gold–Trust. On each occasion, inspections are required to be performed in the presence of both Gold–Trust’s external auditors and Bank personnel.

Gold–Trust is subject to the regulations and reporting requirements of the Toronto Stock Exchange and various Canadian provincial securities regulatory authorities.

Conveniences	Gold–Trust’s units are listed on the Toronto Stock Exchange in both Canadian dollars as “GTU.UN” and U.S. dollars as “GTU.U”. Making a gold bullion investment through ownership of Gold–Trust units is as easy as calling one’s investment dealer. Trust units are eligible for RRSP’s and other regulated capital accounts where physical bullion investment is often not permitted.

The Toronto Stock Exchange listing provides a readily quoted, liquid market for the units. The bid/ask spread is usually considerably less than buying and selling price spreads of outright bullion purchases, especially for small transactions.

Unlike most other forms of bullion investment, there are no storage or other direct costs paid by the investor. As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale, redemption or liquidation of Gold–Trust units.

Central Gold–Trust

Trustees’ Report to Unitholders

Central Gold–Trust (“Gold–Trust”) is a passive, single purpose, self-governing trust, with voting units, that is focused upon the secure holding of unencumbered and insured gold bullion on behalf of its Unitholders.

Quarter-end net assets were 96.6% invested in gold. Gold holdings were comprised of 118,326 fine ounces of gold bullion and 4,581 ounces in certificate form for a total of 122,907 ounces at March 31, 2005.

The accounts of Gold–Trust are denominated in United States dollars and discussion in this Report refers to United States dollars.

A part of Management’s Discussion and Analysis (MD&A), with additional comments on pages 7 to 9 hereof, is as follows:

Net Assets – Net assets decreased by $1,386,928 or 2.5% during the quarter to a total of $54,371,533. The decrease in net assets was primarily attributable to the decrease in the price of gold at March 31, 2005.

Net Income (Loss) – The net loss for the quarter ended March 31, 2005 amounted to $1,386,928 ($0.42 per unit) compared to net income of $559,396 ($0.24 per unit) for the same period in 2004 after deducting operating costs of $101,082 (2004:$79,158). Virtually all of the net income (loss) for the period is represented by unrealized appreciation (depreciation) of investments, which, although not distributable, is included in income as stipulated by CICA Accounting Guideline 18.

Liquidity – All of the assets of Gold–Trust are liquid. The gold bullion assets are widely traded internationally; U.S. dollar currency assets are readily exchangeable; and interest-bearing deposits are redeemable. Those deposits are expected to be sufficient to provide expense coverage for Gold–Trust for at least the next three years, assuming net assets remain at current levels.

Gold Trust’s legal and tax counsel, advise that the units of Gold–Trust qualify for investment by individual retirement accounts and financial institutions in North America.

We are committed to the secure stewardship of Gold–Trust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”TM.

Sincerely, On behalf of the Board of Trustees,

May 5, 2005	J.C. Stefan Spicer, President & CEO

Central Gold–Trust

STATEMENT OF NET ASSETS
(expressed in U.S. dollars, unaudited)

	March 31, 2005	December 31, 2004

Net assets:
Gold at market (note 3)	$ 52,542,742	$ 53,833,266
Interest-bearing cash deposits	1,861,755	2,013,699
Prepaid expenses & other	9,622	1,436

	54,414,119	55,848,401
Accrued liabilities	(42,586)	(89,940)

Net assets representing Unitholders' equity	$ 54,371,533	$ 55,758,461

Represented by:
Capital: 3,277,500 (2004: 3,277,500)	$ 48,200,337	$ 48,200,337
units issued and outstanding
Retained earnings (inclusive of
unrealized appreciation (depreciation) of	6,171,196	7,558,124
investments)

	$ 54,371,533	$ 55,758,461

Net asset value per Unit	$ 16.59	$ 17.01

Net asset value per Unit
expressed in Canadian dollars	$ 20.07	$ 20.48

Exchange rate: US $1.00=Cdn.	$ 1.2096	$ 1.2036

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”	“Douglas E. Heagle”

STATEMENT OF CHANGES IN NET ASSETS
(expressed in U.S. dollars, unaudited)

	Three months ended March 31
	2005	2004

Net assets at beginning of period	$ 55,758,461	$37,462,309

Net issuance of units	—	—
Net income (loss) (inclusive of unrealized
appreciation (depreciation) of investments)	(1,386,928)	559,396

Increase (decrease)	(1,386,928)	559,396
in net assets during the period

Net assets at end of period	$ 54,371,553	$38,021,705

Central Gold–Trust

STATEMENT OF INCOME
(expressed in U.S. dollars, unaudited)

	Three months ended March 31
	2005	2004

Income (Loss):
Interest	$ 9,610	5,983
Unrealized appreciation (depreciation)
of investments	(1,295,456)	632,571

	(1,285,846)	638,554

Expenses:
Administration fees (note 5)	$ 43,739	29,331
Professional fees (note 5)	15,303	11,682
Unitholder information	14,571	15,244
Safekeeping, insurance & bank charges	12,497	8,405
Trustee fees and expenses (note 5)	11,386	11,250
Registrar and transfer agent fees	2,976	3,218
Miscellaneous	—	10
Foreign currency exchange (gain) loss	610	18

Total operating expenses	101,082	79,158

Net income (loss)
(inclusive of unrealized
appreciation (depreciation) of investments)	$(1,386,928)	559,396

Net income (loss) per unit:
(inclusive of unrealized
appreciation (depreciation) of investments)	$ (0.42)	0.24

See accompanying notes to the financial statements.

STATEMENT OF UNITHOLDERS' EQUITY
(expressed in U.S. dollars, unaudited)

	Three months ended March 31
	2005	2004

Capital (note 4)
3,277,500 units (2003: 2,300,000)	$ 48,200,337	31,508,019

Retained earnings:
Balance at beginning of period	7,558,124	5,954,290
Net income	(1,386,928)	559,396

Balance at end of period	6,171,196	6,513,686

Unitholders' Equity	$ 54,371,553	38,021,705

See accompanying notes to financial statements.

Central Gold–Trust

NOTES TO FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(amounts expressed in U.S. dollars unless otherwise stated)

1.     Central Gold–Trust (“Gold–Trust”) is a self-governing limited purpose trust established under the laws of Ontario on April 28, 2003.

2.     The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in the December 31, 2004 audited financial statements of Gold–Trust and with United States Generally Accepted Accounting Principles. These unaudited interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

3.     Gold bullion:

Details of gold bullion holdings are as follows:

	March 31, 2005	December 31, 2004

Gold bullion in fine ounces	118,326	118,326
Gold certificates in fine ounces	4,581	4,581

Total fine ounces of gold	122,907	122,907

Cost	$45,903,639	$45,903,639
(2005 and 2004 average $346.37 per fine ounce)

Market - per fine ounce	$ 427.50	$ 438.00

Market value	$52,542,742	$53,833,266

4.     Capital:

Under the Declaration of Trust, an unlimited number of units may be issued. Each unit carries one vote at all meetings of Unitholders. Each unit is transferable and represents an equal undivided beneficial interest in Gold–Trust, in any distributions therefrom and in the net assets in the event of termination or winding up of the Trust.

The units of Gold–Trust are redeemable at any time on demand by the holders thereof at a price equal to the lesser of 90% of the market price on which the units are quoted for trading during the 10 day trading period commencing immediately following the date on which the units were tendered for redemption; and 100% of the closing market price on which the units are quoted for trading on the redemption date.

On November 18, 2004, Gold–Trust issued 977,500 units for gross proceeds of $16,742,418 (net of underwriting fees). Costs relating to this issue were $50,100 and net proceeds were $16,692,318. Gold–Trust used the net proceeds from this public offering to purchase 35,707 ounces of gold in physical bar form at a total cost of $15,699,879. The balance of $992,439, was retained by Gold–Trust in interest-bearing cash deposits for working capital purposes.

Central Gold–Trust

On July 8 and 17, 2003, Gold–Trust issued 2,000,000 units and 300,000 units for gross proceeds of $28,006,224 and $4,058,404 respectively, for a total of $32,064,628 (net of underwriting fees). Costs relating to these issues were $556,609 and net proceeds were $31,508,019. Gold–Trust used the net proceeds from these issuances to purchase 82,619 fine ounces of gold in physical bar form and 4,581 fine ounces of gold in certificate form at a total cost of $30,203,760. The balance of $1,304,259, was retained by Gold–Trust in interest-bearing cash deposits for working capital purposes.

5.     Related party transactions and fees:

Gold–Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold–Trust through certain of its officers and Trustees. Included in accrued liabilities at March 31, 2005 is $14,544 due to the Administrator. The Administrator furnishes administrative services to Gold–Trust. For such services, Gold–Trust has agreed to pay an administrative fee, on a monthly basis, equal to 0.40% per annum for the first $100,000,000 of Gold–Trust’s total assets, 0.30% per annum for any excess over $100,000,000 up to $200,000,000 and 0.20% per annum for any excess over $200,000,000 of total assets. No Trustees fees are paid by Gold–Trust to Trustees who are members of the Executive Committee of Gold–Trust. The Administrator and the Trustees have consented to reduced fees at three-quarters of stated rates during this initial stage of Gold–Trust’s development.

There are two related party arrangements in respect of the administration of Gold–Trust. J.C. Stefan Spicer and Philip M. Spicer, Trustees of Gold–Trust, are officers and directors of the Administrator, which has entered into an administrative services agreement with Gold–Trust, and John P. Embry and Eric S. Sprott, also Trustees of Gold–Trust, are directors and officers of Sprott Asset Management Inc., (“SAM”) which has a marketing and advisory services agreement with the Administrator for the benefit of Gold–Trust and the Administrator.

The Administrator is party to an agreement with SAM pursuant to which SAM furnishes certain marketing and other advisory services to Gold–Trust and the Administrator. SAM is related to Gold–Trust through two of its officers who are Trustees of Gold–Trust.

Gold–Trust incurred professional fees totaling $15,303 for the quarter ended March 31, 2005, of which $6,222 (2004: $5,682) was payable to a legal firm, and of which one of Gold–Trust’s officers is a partner.

Central Gold–Trust

Management’s Discussion and Analysis (MD&A)

The financial statements of Central Gold–Trust (“Gold–Trust”) are prepared in United States dollars and in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP. Notes to the financial statements on pages 5 and 6 should be referred to as supplementary information to this discussion and analysis.

Gold–Trust is a self-governing, single purpose passive trust established by Declaration of Trust on April 28, 2003 to acquire, hold and secure gold bullion on behalf of its Unitholders. Gold–Trust is not in itself an operating entity nor does it have any employees or the potential risks thereof. It retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the administrative services agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Results of Operations – Changes in Net Assets

Net assets decreased by $1,386,928 or 2.5% during the quarter to a total of $54,371,533. The decrease in net assets was primarily attributable to the decrease in the price of gold at March 31, 2005. The decrease in net assets described above was nominally affected by the loss excluding unrealized depreciation of investments during the quarter.

Summary of Quarterly Financial Information

Quarter Ended (US$)

	Mar. 31/05	Dec. 31/04	Sept. 30/04	June 30/04

Net income (loss) inclusive
of unrealized appreciation
(depreciation) of investments	$ (1,386,928)	$ 1,870,543	$ 1,721,910	$ (2,548,015)

Net income (loss) per Unit
inclusive of unrealized
appreciation (depreciation)
of investments	$ (0.42)	$ 0.78	$ 0.75	$ (1.11)

	Mar. 31/05	Dec. 31/04	Jul. 8 to Sept. 30/04

Net income inclusive of
unrealized appreciation of
investments	559,396	$ 2,458,818	$ 3,495,472

Net income per Unit
inclusive of unrealized
appreciation of investments	$ 0.24	$ 1.07	$ 1.52

Central Gold–Trust

Forward-looking Observations

Changes in the market price of gold will have an impact on the net asset value per unit. Assuming, as a constant exchange rate, the rate which existed on March 31, 2005 of $1.2096 Canadian for each U.S. dollar, and using the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per unit by approximately $1.60 per unit or Cdn $1.94 per unit.

When expressed in U.S. dollar terms, Gold–Trust’s net asset value per unit is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Gold–Trust’s net assets are gold which is priced in U.S. dollars. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 97% of Gold–Trust’s net assets are denominated in U.S. dollars including gold bullion and cash deposits. An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

Changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on the net asset value per unit as reported in Canadian dollars. As previously mentioned, over 97% of Gold–Trust’s net assets are denominated in U.S. dollars. Assuming constant gold prices, a 10% increase or decrease in the value of the U.S dollar relative to the Canadian dollar would change the net asset value per unit as expressed in Canadian dollars in the same direction by approximately the same percentage.

Results of Operations – Net Income (Loss)

Gold–Trust’s earned income objective is secondary to its investment objective of holding almost all of its net assets in gold bullion. Generally, Gold–Trust only seeks to maintain adequate cash reserves to enable it to pay operating expenses. Gold–Trust’s actual revenues are a very small percentage of its net assets because gold bullion does not generate revenue. However the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies, (“AcG-18”) requires Gold–Trust to record unrealized appreciation (depreciation) of investments in income.

The net loss (inclusive of unrealized depreciation of investments) for the three months ended March 31, 2005 was $1,386,928 compared to net income (inclusive of unrealized appreciation of investments) of $559,396 for the same period in 2004. Certain expenses, such as administration fees that are scaled, vary in proportion to net asset levels, or, in the case of stock exchange fees (included in shareholder information), with the number of units issued. Safekeeping fees and bullion insurance costs increased as a result of the purchases of additional physical gold bullion. Administration fees remitted to Central Gold Managers Inc. for the three months increased to $43,739 from $29,331.

Operating expenses as a percentage of the average of the month-end net assets were 0.19% for the three months ended March 31, 2005 compared to 0.22% for the same three-month period in 2004. For the twelve months ended March 31, 2005, the operating

Central Gold–Trust

expense rate was 0.62% compared to 0.83% which was based on an annualized estimate for the same period in 2004.

Liquidity and Capital Resources

Gold–Trust’s liquidity objective is to hold cash reserves that generate some income primarily to be applied to pay operating expenses. For the three months ended March 31, 2005, Gold–Trust’s cash reserves including cash equivalents decreased by $151,944. The ability of Gold–Trust to have sufficient cash for operating expenses and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Gold–Trust in the future not have sufficient cash to meet its needs, portions of Gold–Trust’s bullion holdings may be sold to provide working capital and pay for redemptions (if any) of units. Sales of bullion could result in Gold–Trust realizing capital losses or gains.

Related Party Transactions

Gold–Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold–Trust through certain of its officers and Trustees. Administration fees remitted to Central Gold Managers Inc. for the three months increased to $43,739 from $29,331 due to the increase in the value of assets under administration.

As compensation for the services of Sprott Asset Management Inc. (“SAM”), the Administrator has agreed to pay to SAM a fee equal to one-half of all fees paid to the Administrator under the administrative services agreement, but based on the net asset value of Gold–Trust in excess of $50,000,000, and to pay its reasonable out-of-pocket expenses incurred in connection with such services. A fee of $1,975 was paid to SAM by the Administrator for the quarter ended March 31, 2005. No fee was payable to SAM for the period March 31, 2004.

Gold–Trust incurred professional fees totaling $15,303, for the quarter ended March 31, 2005, of which $6,222 (2004: $5,682) was payable to a legal firm, and of which one of Gold–Trust’s officers is a partner.

Central Gold–Trust

Corporate Information

Trustees John P. Embry (E) Brian E. Felske (A), (I) Douglas E. Heagle (A), (C), (I), (L) Ian M.T. McAvity (C), (I) Robert R. Sale (A), (C), (I) Philip M. Spicer (N), (E) J.C. Stefan Spicer (N), (E)	Officers John P. Embry, Co-Chairman Philip M. Spicer, Co-Chairman J.C. Stefan Spicer, President & CEO John S. Elder, Q.C., Secretary William L. Trench, A.C.I.S., CFO Krystyna S. Bylinowski, Treasurer

(A) (C) (E) (I) (L) (N)	– Member of Audit Committee – Member of Corporate Governance & Nominating Committee – Member of Executive Committee – Independent Trustee – Lead Trustee – Nominee of the Administrator

Administrator Central Gold Managers Inc. Ancaster, Ontario, Canada	Custodian Canadian Imperial Bank of Commerce Toronto, Ontario, Canada

Auditors Ernst & Young LLP Toronto, Ontario, Canada	Registrar and Transfer Agent CIBC Mellon Trust Company Toronto, Ontario, Canada

Legal Counsel Fraser Milner Casgrain LLP Toronto, Ontario, Canada	Stock Exchange Listing TSX: Units Ticker Symbol: GTU.UN (Cdn $) GTU.U (U.S. $)

Unit Asset Value Information

The net asset value per unit is calculated daily and is available by calling Central Gold–Trust at (905) 304-4653. The total net assets, net asset value per unit and the detailed basis of their calculation are posted daily at www.Gold–trust.com and www.goldtrust.ca.

Central Gold–Trust

Mailing Address:
P.O. Box 10106, Ancaster, Ontario, Canada L9K 1P3

Courier Address:
55 Broad Leaf Crescent, Ancaster, Ontario, Canada L9G 3P2

Website:   www.Gold–trust.com
www.goldtrust.ca

E-Mail:   info@Gold–trust.com

Phone:   905-304-GOLD

Fax:   905-648-4196